PAESANO AKKASHIAN ATTORNEYS & COUNSELORS	Anthony R. Paesano Brian M. Akkashian
132 North Old Woodward Avenue Birmingham, MI 48009 P 248.792.6886 F 248.792.6885 www.paesanoakkashian.com	Daniel S. Hoops Of Counsel Also Licensed in Florida

September 19, 2012

FILED ON EDGAR

Russell Mancuso
Louis Rambo
United States Exchange Comission
Division of Corporation Finance
Washington, D.C. 20549

Re: PyroTec, Inc. Form 8-K
Filed June 5, 2012
Filed No. 000-54547

Dear Mr. Mancuso:

This letter is in response to your August 21, 2012 comment letter to John Burns, Chief Executive Officer for PyroTec, Inc. ("PyroTec"). PyroTec acknowledges that it is tardy in its response to your comment letter, but fully intends on responding upon the occurrence of those events set forth below.

As I indicated in my past correspondence, PyroTec is in the midst of pursuing up to three separate stock exchanges with other entities, which in turn will impact not only its financial reporting but also management positions. PyroTec is also in the process of interviewing new accountants qualified to financial report under the standards mandated by PCAOB. Upon selection of this accounting firm, PyroTec intends on filing the required 10-Q reports and disclose the selection in a Form 8-K. Finally, despite my efforts to obtain information necessary to respond to your comment letter, I have been having a difficult time obtaining consensus from the Board of Directors in how to respond. Therefore, as counsel, I have been hindered in my ability to timely respond; however, I will continue to seek consensus from the Board of Directors so I may guide my client in providing responses to your comment letter.

In order to accommodate these circumstances, I am respectfully requesting a definitive cut-off date of September 26, 2012 at the close of business. Thank you for your consideration.

Very truly yours,

PAESANO AKKASHIAN, PC

/s/ Anthony R. Paesano
Anthony R. Paesano

Statement of President

(a) The company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ John Burns
John Burns
President

Cc: Louis Rambo (via email)